UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934
Amendment No. 2

DEALERTRACK TECHNOLOGIES, INC.

(Name of Subject Company)

DEALERTRACK TECHNOLOGIES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

242309102

(CUSIP Number of Class of Securities)

Gary N. Papilsky, Esq.

General Counsel
Dealertrack Technologies, Inc.

1111 Marcus Ave., Suite M04

Lake Success, NY 11042

(516) 734-3600

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Paul S. Scrivano, Esq.

O’Melveny & Myers LLP
Times Square Tower

7 Times Square

New York, New York 10036

(212) 326-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Dealertrack Technologies, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on June 26, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Runway Acquisition Co. (“Acquisition Sub”), a subsidiary of Cox Automotive, Inc. (“Parent”), to purchase all of the Company’s outstanding common stock, par value of $0.01 per share (the “Shares”) for $63.25 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Acquisition Sub dated June 26, 2015, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information to be Furnished.

Item 8 of the Schedule 14D-9, as amended by Amendment No. 1, filed on July 8, 2015, is hereby amended and supplemented by inserting after the end of the subsection entitled “Regulatory Approvals—Certain Litigation” the disclosure set forth below:

“On July 15, 2015, the Hoff Complaint was withdrawn. On the same day, Henry L. Reiferson, a purported stockholder of the Company, filed a putative stockholder class action complaint (the “Reiferson Complaint”) in the Court of Chancery of the State of Delaware against the members of the Board, the Company, Parent and Acquisition Sub. The substantive allegations contained in the Reiferson Complaint are identical to the those set forth in the Hoff Complaint, as described in Amendment No. 1. A copy of the Reiferson Complaint is filed as Exhibit (a)(5)(C) to this Schedule 14D-9.

The Company and the Board believe the allegations are without merit. However, a negative outcome in the suit could have a material adverse effect on the Company if it results in preliminary or permanent injunctive relief or rescission of the Merger Agreement. The Company is not currently able to predict the outcome of the suit with any certainty. Additional suits arising out of or relating to the Transactions may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

Item 9. Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(B) the Exhibit as follows:

(a)(5)(C) Complaint filed by Henry L. Reiferson in the Delaware Court of Chancery, dated July 15, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 17, 2015

DEALERTRACK TECHNOLOGIES, INC.

By:	/s/ Eric D. Jacobs
	Name:	Eric D. Jacobs
	Title:	Executive Vice President, Chief
Financial and Administrative Officer